Exhibit 21.1

Nova LifeStyle, Inc. and subsidiaries as of December 31, 2019

Subsidiary Name	Jurisdiction of Incorporation	Percentage Owned
Diamond Bar Outdoors, Inc.	California, U.S.	100%
Bright Swallow International Group Limited	British Virgin Islands	100%
Nova Furniture Limited	British Virgin Islands	100%
Nova Furniture Macao Commercial Offshore Ltd.*	Macao	100%
Nova Furniture Limited (Samoa)	Samoa	100%
i Design Blockchain Technology, Inc.*	California, U.S.	100%
Nova Living (M) SDN. BHD.*	Malaysia	100%

*           Indicates subsidiary of a subsidiary.